

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2017

Steven L. Basta
President and Chief Executive Officer
Menlo Therapeutics, Inc.
200 Cardinal Way, 2nd Floor
Redwood City, California 94063

> **Re: Menlo Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed October 30, 2017**
> **CIK No. 0001566044**

Dear Mr. Basta:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your use of the term "significant unmet medical need" here and elsewhere in the document. Such a term might imply that your product is eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

2.   The table of your pipeline product candidates should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. For example, the table currently suggests that serlopitant for the the treatment of pruritus in prurigo nodularis is currently in Phase 3 trials, but disclosure elsewhere states that Phase 3 trials have not been initiated. Please also clearly indicate that the number of patients for each trial is the planned trial size and not the actual number of patients currently enrolled in the trial. As one example, we note that you have not yet enrolled any patients for the Phase 2 trial for refractory chronic cough.

Corporate Information, page 4

3.   We note the statement that the information on your website should not be considered in deciding whether to purchase shares of common stock. Please remove this statement because investors may consider any information that is available in making an investment decision.

Implications of Being an Emerging Growth Company, page 4

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 49

5.   It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please revise to make this clear and disclose the sources of other funds needed to reach regulatory approval and commercialization. Refer to Instruction 3 to Item 504 of Regulation S-K.

Management Discussion and Analysis of Financial Condition and Results of Operations
Components of Operating Results
Operating Expenses
Research and Development Expenses, page 59

6.   For each annual and interim period presented, provide us schedules showing the dollar amount of your research and development expenses related:
- to the development and commercialization of serlopitant and for each indication of the use of serlopitant.
- to certain payroll and personnel expenses, stockbased compensation, consulting costs, contract manufacturing and fees paid to CROs, and costs incurred in connection with the Collaboration Agreement.

Critical Accounting Policies, Significant Judgments, and Use of Estimates
Stock-Based Compensation Expense
Common Stock Valuations, page 68

7.   Please disclose the results from the common stock valuations performed on September and December 2016, and June 2017.

8.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business, page 73

9.   Please provide the basis for your statement that chronic pruritus is a serious public health concern.

License Agreements, page 85

10.   We note your disclosure that you are entitled to tiered royalties under the license agreement with JT Torii up to the mid-teens. Please also disclose the lower end of the range of royalties to which you are entitled under the agreement.

11.   We note that the duration of the JT Torii agreement is linked to the expiration of the last to expire patent covering a licensed product under the agreement. Please revise your disclosure to indicate when such patents are expected to expire.

Certain Relationships and Related Party Transactions, page 118

12.   Please disclose the amounts paid to VPD under the development services agreement described on page 119.

Notes to Financial Statements
2. Significant Accounting Policies
Revenue Recognition, page F-10

13.   Please tell us the following as they relate to the collaboration agreement with Japan Tobacco Inc. and Torii Pharmaceuticals Co. Ltd:
   • Your analysis under ASC 605-25-25 as to whether the deliverables identified under the agreement are a single unit of accounting or separate units of accounting;
   • Your allocation under ASC 605-25-30 of the $11 million non-refundable upfront fee to each deliverable;

- The term and period of performance of the agreement, if different;
- The amount and description of each milestone included in the aggregated $28 million development and regulatory milestone payments and whether you consider each substantive.

General

14.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

15.   We note that you have requested confidential treatment for several agreements that will be filed as exhibits to the registration statement. We will send comments on your application for confidential treatment under separate cover.

        You may contact Christine Torney at (202) 551-3652 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Stephen B. Thau